November 5, 2020

Via E-mail
Terence Kelly, Esq.
Dorsey & Whitney LLP
305 Lytton Avenue
Palo Alto, CA 94301

       Re:    Kyto Technology and Life Science, Inc.
              Amendment No. 1 to Schedule TO-I
              Filed November 3, 2020
              File No. 5-80125

Dear Mr. Kelly:

         We have reviewed the filing above and have the following comment. Please respond to this letter by providing the requested information. If you do not believe our comment applies to
the company   s facts and circumstances or do not believe an amendment is appropriate, please tell
us why in your response. After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments.

1. We note that the offer was set to expire on October 31, 2020. The amendment to the
       Schedule TO filed on Tuesday, November 3 announced that the Company has elected to extend the offer to Tuesday, November 9. Given that the announcement does not appear to have been made by 9:00 am Eastern time, on Monday, November 2, the next business day after the scheduled expiration date of the offer and otherwise does not disclose the approximate number of securities deposited to date, please advise how the company has complied with the requirements of Exchange Act Rule 14e-1(d). Please also provide your legal analysis of the consequences of such failure to comply, including the effect of such failure on the tender offer. Please also advise what consideration has been given to disclosing such non-compliance to holders, including the consequences of such non-
       compliance.

                                           *    *   *

        We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3444 with any questions.
 Terence Kelly, Esq.
Dorsey & Whitney LLP
November 5, 2020
Page 2


                       Sincerely,

                       /s/ Perry Hindin

                       Perry Hindin
                       Special Counsel
                       Office of Mergers and Acquisitions